UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 10, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMR Corporation

File No. 1-8400 - CF#21582

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AMR Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 20, 2008.

Based on representations by AMR Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.133	through February 19, 2018
Exhibit 10.134	through February 19, 2018
Exhibit 10.135	through February 19, 2018
Exhibit 10.136	through February 19, 2018
Exhibit 10.137	through February 19, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Special Counsel